October 9, 2013

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attn: Ms. Linda Cvrkel
100 F Street, NE
Washington, DC 20549

Ms. Linda Cvrkel,

This letter is in response to your letter dated September 25, 2013 regarding Premier Exhibitions, Inc.’s Form 10-K for the year ended February 28, 2013, filed on May 29, 2013, File number 000-24452.

We appreciate your review and commentary of our Form 10-K for the year ended February 28, 2013 and we fully intended to comply with all SEC rules and regulations.

In connection with responding to your comments the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions or concerns.

By: /s/ Michael J. Little
Chief Financial Officer
and Chief Operating Officer
(Principal Accounting Officer)
Premier Exhibitions, Inc.

Securities and Exchange Commission Review

Form 10-K for the year ended February 28, 2013

Item 7.Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 82

1.
We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, you can discuss estimates and assumptions that led to the impairment charges or lack thereof, as well as the timing of recognizing impairment. In this regard, it appears that impairment was recognized at the end of the fiscal year 2012, even though the facts and circumstances surrounding the charges suggest that information may have been available sooner. In addition, the assumptions used in the Black Scholes model for stock compensation appear to have fluctuated significantly from year to year. Please tell us, and in this section, address the reasons for the significant variances. Please revise accordingly.

PRXI Response:

We note your request to include additional disclosure in our Management’s Discussion and Analysis for accounting policies that may require significant assumptions and estimates.  In our next Form 10-K filing for the year ended February 28, 2014 and for future 10-K filings, we will comply with this request and include appropriate disclosure.

As additional information, the impairment for fiscal year 2012 was recorded as follows:

Impairment of intangibles and fixed assets
2nd qtr	$358
4th qtr	990
Total Impairment of intangibles and fixed assets	$1,348

The 4th quarter impairment relates to our Dialog in the Dark exhibition property.  Of this amount, $342K relates to our decision in February 2012 to close our Dialog in the Dark exhibition in Atlanta, Georgia.  The remainder of the impairment in the 4th quarter related to our Dialog in the Dark exhibition in New York City.  We opened this exhibition in August of 2011.  It was after the first six months of operations and reviewing budgets for the fiscal 2013 year that it was determined that the assets related to this location were impaired.  This determination was made in February of 2012.

The assumptions in our Black Scholes model for stock compensation have fluctuated from year to year due to a decrease in the overall volatility of our stock, the different vesting periods of the grants, and the decrease in the risk free interest rate in the market over the past several years.

Liquidity and Capital Resources, page 74

2.
We note the amounts related to the short-term and long-term portions of the AEI note payable included in your discussion of restated liquidity for the quarters ended May 31, 2012, August 31, 2012 and November 30, 2012 on pages 75-77 do not agree to the restated amounts on the face of the corresponding balance sheets included in Note 23 beginning on page 133. For example, you state on page 75 that as May 31, 2012 the short-term portion of the note payable was $5.2 million and the long-term portion was $7.3 million, including accrued interest. However, according to the restated amounts provided on page 135, the short-term and long term portion of notes payable are $5,673 and $7,733, respectively as of May 31, 2012. Please advise and reconcile the differences for us.

PRXI Response: Included in our balance sheet notes payable, in addition to the AEI note, is a note payable related to our Orlando purchase.  The schedule below is a reconciliation of our AEI note payable balances to the short-term and long-term portions of notes payable shown in the balance sheet of our financials as of May 31, 2012, August 31, 2012, and November 30, 2012.

	5/31/2012	8/31/2012	11/30/2012
Short-term - Note Payable Reconciliation
Orlando note payable	$512	$399	$245
AEI note payable	5,161	9,173	9,376
Balance sheet balance	$5,673	$9,572	$9,621

Long-term - Note Payable Reconciliation
Orlando note payable	$422	$167	$167
AEI note payable	7,311	2,555	2,554
Balance sheet balance	$7,733	$2,722	$2,721

Consolidated Statements of Cash Flow, page 92

3.
Reference is made to caption Non-cash debt repayment through restricted assets of $4,644 under supplemental disclosure of non-cash investing and financing activities at the bottom on page 92. Please tell us and revise your notes to the financial statements to disclose the nature of the non-cash debt repayment through restricted assets. As part of your response and revised disclosure, please explain how the value of the restricted assets was derived and the terms of the debt repayment.

PRXI Response: This amount represents cash payments made by the Company to AEG Live, LLC from the restricted asset account.  Since these payments are made to AEG Live, Inc. from cash accounts managed but not owned by the Company, the payments represent non-cash payments for cash flow purposes.  These amounts represent the cash flows generated by certain exhibitions as defined in the note.  Based on further consideration we do not expect that this disclosure will be included in our statement of cash flows in our next 10-K filing but instead will be disclosed in our Notes payable and capital lease obligations footnote for the year ended February 28, 2014 and in future 10-K filings. In addition, we have included additional discussion regarding the restricted assets in the Form 10-Q for the quarter ended August 30, 2013, to address this request.

Note 2. Summary of Significant Accounting Policies, page 95

4.
It is not apparent from the disclosures whether the Company’s policy is to straight-line rental expense in accordance with ASC 840-20-25. In light of the materiality of your operating lease commitments, please tell us and revise the notes to your financial statements to disclose your policy for the recognition of rental expense. If rental expense is recognized other than on a straight-line basis, please explain why. We may have further comment upon reviewing your response.

PRXI Response: We lease exhibition, warehouse, and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin to make improvements in preparation of intended use.

For tenant improvement allowances and rent holidays, we record a deferred rent liability on the consolidated balance sheets and amortize the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of operations.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of operations.

We note your comment and will include disclosure regarding this accounting policy in our Summary of Significant Accounting Policies in our next 10-K filing for the year ended February 28, 2014 and in future 10-K filings.  In addition, we have included additional disclosure in the Form 10-Q for the quarter ended August 30, 2013, to address this request.

Note 19. Litigation and Other Legal Matters, page 125

5.
We note a receivable of $148, net of an allowance, related to the Grimaux settlement is outstanding as of February 28, 2013. We further note from your Form 10-Q for the quarter ended May 31, 2013, it appears the receivable balance was written down to $118 (net of an allowance of $82). Please tell us why you believe the remaining balance is collectible given the nature and age of the receivable and that no amounts have been received to date since fiscal 2012.

PRXI Response: During the quarter ended May 31, 2013 we received payments of $30K related to this settlement.  In addition, we have received additional payments during the 2nd and 3rd quarters of fiscal 2014.  The remaining unreserved amount is considered collectible since we are currently receiving payments on the settlement.

Note 21. Asset Purchase Agreement and Related Matters, page 128
Transaction – Arts and Exhibitions International, LLC, page 129

6.
We note from your purchase price allocation that you acquired certain intangible assets related to future rights fees with an estimated fair value of $4,380 at the date of acquisition. We also note that you have assigned the future rights fees a useful life of 10 years to be amortized on a straight-line basis. In this regard, please explain to us and revise your notes to the disclose in greater detail the nature of the future rights fees and tell us the basis for which you determined that a 10 year useful life is appropriate in light of the fact that the maturity date of the promissory note is February 28, 2017. We note that the payment terms stipulate that if the face value of the promissory note is not paid in full at maturity, you are required to satisfy any shortfall by selling some of all of the remaining acquired tangible assets, returning some or all of the remaining acquired tangible assets to AEG or paying the applicable portion of the value of the remaining tangible assets to AEG. It appears that such terms would limit the timeframe for which you are able to develop future exhibition concepts. In this regard, please tell us how you considered the payment terms of the promissory note in determining the useful life of the future rights fees. If no consideration was given, please explain in detail as to why.

PRXI Response: The future rights fees relate to the rights we purchased for shows that have not yet been developed but instead were in the concept stage at the date of the acquisition and, as such, do not use tangible assets acquired from AEG. These shows will be developed by the Company over the next several fiscal years.  Although the note maturity date is April 20, 2017, the expected benefit of these shows is estimated by the Company to be ten years.  Even after the maturity of the note the Company has the rights to develop these shows and continue to present the exhibitions that have been developed by the Company related to these rights. The assets related to these shows do not return to AEG upon the maturity of the note and will continue to earn revenue for the Company for an estimated period of ten years.  We note your comment and will include additional discussion regarding the nature of the future rights fees in our next Form 10-K filing for the year ended February 28, 2014 and future Form 10-K filings.  In addition, we have included additional disclosure in the Form 10-Q for the quarter ended August 30, 2013, to address this request.

Note 23. Restatement, page 133

7.	We note from the restated balance sheets as of May 31, 2012, August 31, 2012 and November 30, 2012 included adjustments to include restricted assets of $1,020, $3,289 and $5,680, respectively. We note little, if any, discussion surrounding the adjustments for restricted assets. In this regard, please explain to us and revise your notes to the consolidated financial statements to disclose in greater detail the nature of the amounts, where the amounts originate from and how the amounts were derived at each balance sheet date.

PRXI Response: When the Company originally filed the Form 10-Q for each quarter during the fiscal year, these amounts were netted to reduce the note payable.  However, as part of our restatement of the quarterly financial reports, the Company determined it was more appropriate to show the gross amounts due under the note payable.  The restricted assets represent the amounts due to AEG under the terms of the note but held by the Company until payment to AEG.  The Company does not recognize these amounts in its overall financial statement line items (for example cash and cash equivalents) but instead nets them into the restricted assets line item since the assets are not available to the Company to use.

We note your comment and will include additional discussion regarding the nature of the amounts, where the amounts originate and how the amounts were derived at our balance sheet date in our next Form 10-K filing for the year ended February 28, 2014 and in future Form 10-K filings.

8.
Reference is made to the restated notes payable balances at May 31, 2012 and August 31, 2012 presented in the balance sheets on page 135 and 138, respectively. Please explain the decrease of $1,112 in the aggregate notes payable balance from May 31, 2012 to August 31, 2012 as it is unclear from your current disclosures or amounts reflected in your statements of cash flow.

PRXI Response: The schedule below is a reconciliation of the change in our notes payable between May 31, 2012 and August 31, 2012.

Repayment of Notes Payable reconciliation
May 31, 2012	$13,406
August 31, 2012	12,294
Difference	1,112
Repayment of Orlando Note Payable	(315)
Gain on debt modification	(71)
Amortization of debt discount	219
Reimbursement of insurance payment included in AEI note payable through the use of restricted assets	(945)
Unreconciled difference	$-

Signatures, page 152

9.
Please amend your filing to revise the second half of your signature page to include the signatures of your principal financial officer and your controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2) and Signatures. In this regard, we note that Michael J. Little signed Exhibits 31.2 and 32.1, respectively, as your principal financial officer.

PRXI Response: Michael Little serves as both the Company’s Chief Financial Officer and Chief Accounting Officer.  We note your comment and will include a separate signature line for our principal financial officer and accounting officer in our next Form 10-K filing for the year ended February 28, 2014 and in future Form 10-K filings.